

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 18, 2009

Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, New York 14487

> **Re: WindTamer Corporation
> Registration Statement on Form S-1
> Amended May 4, 2009
> File No. 333-157304**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Regarding your response to prior comment 1:

- Your disclosure of the fixed offering price should be on your prospectus cover, not merely in the registration statement fee table.

- Your disclosure of the fixed offering price on the prospectus cover must be the fixed price that the selling shareholders will sell the offered securities. Please revise your statement to the contrary in the fee table. As noted in our March 11, 2009 letter to you, we will not comment if you disclose on the prospectus cover (1) the price at which the selling stockholders will sell the offered securities until your common stock is quoted on the OTC Bulletin Board and (2) that, thereafter, the selling stockholders will sell at prevailing market prices or privately negotiated prices.

- Your disclosure in response to Regulation S-K Item 505 should be included in your prospectus, not merely in the fee table of your registration statement. Include the date of the private transaction in which you sold the securities at the disclosed price and describe the nature of the transaction.

Please revise accordingly.

Dilution, page 6

2. Please reconcile your response to prior comment 7 with the offering price of $1.00 per share that you have listed in the fee table.

Results of Operations, page 7

3. Regarding your response to prior comment 3, it is unclear whether Alternative Wind Resources has provided the purchase order for 1,000 units, which according to the terms of the agreement was to be given contemporaneously with the $50,000 deposit. If the purchase order has been provided, please file it as an exhibit. It is also unclear why your disclosure states that the agreement is for the order of "up to" 1,000 units when exhibit 10.8 states that Alternative Wind Resources "agrees to purchase 1,000 15KW units." Please advise.

Liquidity and Capital Resources, page 8

4. Please note that we are not making any conclusions at this time regarding the accuracy of your analysis and conclusions in your response to prior comment 10.

Industry Overview, page 11

5. Regarding your response to prior comment 14:

- Please expand your response in the first paragraph to tell us how you have determined that the information accurately reflects the current condition of the industry given general economic trends since the dates of the reports that you cite. For example, we note the 14% to 25% annual growth mentioned on page 11.

- The second paragraph of your response indicates that you have deleted information from your document. However, the information remains in your disclosure. Therefore, we reissue the second bullet point of the comment.

Our Products and Technology, page 12

6.   We note your response to prior comments 12 and 15. Please expand your disclosure to explain which turbine models you have begun to manufacture and for what markets. Please also clarify the status of the prototype referenced in exhibit 10.8. See Regulation S-K Items 101(h)(4)(i) and (iii).

Government Support, page 14

7.   We note your response to prior comment 16; however, if wind farms would be "much less competitive" without the government support, please say so directly here and in your risk factor, and avoid vague disclosure like statements that there "could be" an adverse effect.

Executive Officers and Directors, page 16

8.   We note your response to prior comment 18. Please disclose the composition of the classes proposed in your recent proxy statement.

Certain Relationships and Related Transactions, page 20

9.   We note your response to prior comment 20. Please reconcile your disclosure on page 20 regarding Amy Brock's compensation with the "Payroll" line item that appears on page F-4.

10.   We note your disclosure in response to prior comment 23. Please disclose the "term of the option" in this section.

Selling Stockholders, page 20

11.   We will continue to evaluate your response to prior comments 24 and 25 after you address the following:

- You state that each of the consultants, or their spouses, had previously purchased shares in a private placement and has exhibited their commitment to your long-term growth. Please reconcile this statement with your disclosure in the selling stockholders' table that Peter Kolokouris has transferred his options to others. Also, tell us when Peter Kolokouris acquired your shares in a private placement and whether he still holds those shares.

- Please tell us the nature of the business of each of the consultants to whom you initially issued the options that are related to the securities offered in this registration statement. Include information regarding their experience in your industry. Also include specific information regarding the names of other companies for which they were granted securities that were registered for resale during the past three years and the nature of the consideration that they provided for those securities.

- Please revise footnotes 3, 9 and 13 to provide more specific information regarding what the consultant did to "locate financial market professionals" and develop a "publicity strategy." From your revised disclosure, it should be clear why you hired multiple consultants to perform identical tasks at the same time.

- Refer to the amendment and restatement mentioned in paragraph C on page 1 of the July 2008 option agreement. Please tell us when the original agreement was issued, the terms of that original agreement, why you amended the original agreement, and where you have filed and disclosed the original agreement.

12. Section 5 of the Securities Act generally requires that a private placement of securities be complete before filing a resale registration statement related to those securities. From your disclosure regarding related-party transactions on page 20, the footnotes to your selling stockholders table, and your responses to prior comments 23 and 28, it appears that the consultants have not yet provided all services that you will receive as consideration for the options. Please provide us your analysis of how you have concluded your sale of the options is complete despite not having received all consideration. Cite with specificity all authority on which you rely.

13. We note your response to prior comment 26; however, that comment was not intended to address whether this registration statement constitutes a general solicitation for purposes of your offering of the securities underlying the options. Rather, the comment sought your analysis of how you are eligible to conduct an unregistered offering of the securities underlying the options to the current holders of the options – regardless of the pending registration statement. It is unclear why you believe the status of the initial recipient of the option is relevant to the analysis of you current ongoing offering of the securities underlying the options to the current option holders. Also it is unclear why you believe representations that you will require of the option holders at the time of exercise is

relevant to the issue of whether your current ongoing offering of the securities underlying the options is exempt from registration under the Securities Act. Therefore, we reissue the comment.

14. We note from your response to prior comment 27 that one of the selling shareholders, April Wayenberg, appears to be a "long-time personal friend" of Charles LaLoggia, who assigned the options to Ms. Wayenberg in November 2008. Please tell us how the assignment to Ms. Wayenberg complies with subparagraph 5(b) of Exhibits 10.1 and 10.6.

Index to Financial Statements, page F-1

General

15. Please update the financial statements, as applicable, as required by Rule 8-08 of Regulation S-X.

Recent Sales of Unregistered Securities During the Past 3 Years, page II-1

16. We are unable to agree with your analysis in response to prior comment 36 that options issued under these circumstances may be omitted from this section. Please provide the disclosure required by Regulation S-K Item 701 regarding the option grants, and update your response 75 in your March 30, 2009 letter to us.

Item 16. Exhibits and Financial Statements, page II-2

17. Please ensure that the exhibits that you file are legible. For example, some of exhibit 10.10 and much of exhibit 10.11 is unclear.

18. Please file as exhibits the consultancy agreements with Messrs. Reding and Caruana.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP